June 24, 2025

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Hongfei Zhang
Chief Executive Officer
Calisa Acquisition Corp
420 Lexington Ave., Suite 2446
New York, NY 10170

        Re: Calisa Acquisition Corp
            Registration Statement on Form S-1
            Filed June 28, 2024
            File No. 333-280565
Dear Hongfei Zhang:

         It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or
      file a request for withdrawal.
       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.

        Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
 June 24, 2025
Page 2



cc:   Jeffrey M. Gallant, Esq.
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